SenesTech, Inc.

23460 N 19th Ave., Suite 110

Phoenix, AZ 85027

Telephone: (928) 779-4143

February 8, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	SenesTech, Inc.
Registration Statement on Form S-3
Filed as of February 2, 2021
File No. 333-252665

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, SenesTech, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-252665) (the “Registration Statement”), so that it may become effective at 5:00 p.m., Eastern Time, on Tuesday, February 9, 2021, or as soon as practicable thereafter.

The Company requests the Commission confirm the effective date and time of the Registration Statement to June Wang of Perkins Coie LLP, counsel to the Company, by telephone at (646) 269-0687.

Respectfully Submitted,

SENESTECH, INC.

By:	/s/ Thomas C. Chesterman
Name:	Thomas C. Chesterman
Title:	Chief Financial Officer

cc:	June Wang (Perkins Coie LLP)